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                                                                    EXHIBIT 99.4

Contact:   Investor Relations                        (NYSE-BMC)
           (952) 851-6000                            FOR IMMEDIATE RELEASE

                   BMC INDUSTRIES ANNOUNCES QUARTERLY DIVIDEND

June 19, 2000 -- Minneapolis, Minnesota -- BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend of $.015 per share.

Shareholders of record as of June 29, 2000 will receive a dividend of $.015 for each share owned on that date, to be paid on July 12, 2000.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.

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